Exhibit 4.12

CAMTEK COMPLETES A $15 MILLION PRIVATE PLACEMENT

The proceeds will support the continuation of Camtek’s growth

MIGDAL HA’EMEK, Israel, April 28, 2006 – Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced today that it received and accepted orders from Israeli institutional investors for a private placement of 2,525,252 ordinary shares at a price of $5.94 per share, the closing price of the shares on the Nasdaq National Market on Wednesday April 26, 2006. These shares, together with warrants which are exercisable into additional 1,262,626 ordinary shares at a price per share of $6.83 during a period of four years, will be issued to the investors following approval of registration for trading of the shares by the Tel Aviv Stock Exchange.

Mrs Ronit Dulberg Camtek’s CFO commented,” We are pleased with the successful and quick execution of the private placement The Company’s strong performance in recent quarters and the potential future growth, enabled us to raise the funds from a position of strength.

Mr. Rafi Amit, Camtek’s CEO added,” This offering is a testament to the confidence by the capital markets in Camtek future prospects. The addition of $15 million to our balance sheet positions us well to execute our growth plans. These plans aim at two main markets: the PCB market, our legacy business; and the semiconductor equipment market, in which we have become a leading player with the success of the Falcon. The trends we are seeing in the market and the acceptance of our products lead us to be optimistic about the future of the company and its growth prospects.”

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-490-50776	Fax: +972 544 246720	kenny.green@gkir.com
ronitd@camtek.co.il		ehud.helft@gkir.com

Priortech sells Camtek shares to Israeli Institutional Investors

MIGDAL HA'EMEK, Israel, June 21, 2006- Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced that its major shareholder, Priortech, sold 2,440,000 Camtek ordinary shares to a number of Israeli institutional investors at a price of $6.13 per share, the closing price on Nasdaq on Friday, June 16. Priortech also granted to the investors options for four years, for an additional 1,220,000 shares at an exercise price of $7.05 per share.

The sale has decreased Priortech's holdings in Camtek to 63% of the issued share capital. On a fully diluted basis, assuming the full exercise of all convertible securities, Priortech's holdings decrease to 47% of the share capital of Camtek.

Ronit Dulberg, CFO of Camtek said, "The sale of Priortech's shares increases the public-float and should improve the liquidity of Camtek's shares. We see the broader public ownership of Camtek's shares as a positive development for all shareholders."

Ms. Dulberg concluded, "The Israeli institutions that purchased shares are all long-term focused investors that see significant future potential in Camtek. Over the last few quarters we have seen very strong growth in our revenues and profitability. We see the purchase of our shares as another vote of confidence in our business and our performance by the capital markets. I would like to take this opportunity to welcome these institutional investors as our shareholders."

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha'Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek's automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-905-0776	Fax: +972 544 246720	kenny.green@gkir.com
ronitd@camtek.co.il		ehud.helft@gkir.com